Robert F. Shuford

Chairman of the Board

July 28, 2009

Via EDGAR and Facsimile (703)-813-6983

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Re:	Old Point Financial Corporation
Form 10-K for December 31, 2008
Definitive Proxy Statement filed March 18, 2009
File Number 000-12896

Dear Mr. Friar:

This letter is in response to your letter dated June 26, 2009 relating to Old Point Financial Corporation’s (the Company) annual report on Form 10-K for the fiscal year ended December 31, 2008 (the 2008 10-K) and Definitive Proxy Statement filed March 18, 2009.

The comments contained in your letter and the Company’s responses to each comment are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

1.	In future filings, please provide the information required by Item 201(e) of Regulation S-K in this section rather than in Item 11. Please refer to the instructions of Item 5 to Form 10-K.

Response: The Company acknowledges the Commission’s comment. To the extent the Company includes the stock performance graph in future Form 10-K filings, it will comply with this comment beginning with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2009 (the 2009 10-K). The Company has updated its work paper file for the 2009 10-K to include this change.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14.

2.	In future filings, strengthen your management analysis and commentary regarding trends and anomalies. Explain to the reader the reasons for, and the dynamics of the underlying numbers, rather than purely disclosing what those numbers are. For example, on page 20, there is disclosure that nonperforming assets increased from $3.2 million to $14.9 million. In future reports, discuss why there was this change, whether or not management considers this significant, whether management believes that this is a trend, whether management believes that this will have a future effect upon the company and if it will, how. In the last sentence of the first paragraph on page 21, there is the statement that nonperforming assets were $11.7 million higher. This is modified by starting the sentence with “Although,” and then ending with, “$5.3 million of this increase is due to an increase in troubled debt restructured.” However there is no management explanation or analysis of the modification.

Response: The Company acknowledges the Commission’s comment and will strengthen its management analysis and commentary regarding trends and anomalies in future reports. In the example highlighted in the Commission’s comment, the Company proposes to expand management’s analysis and commentary in future filings to provide disclosure substantially similar to the following: “Nonperforming assets as of December 31, 2008 were approximately $11.7 million higher than at December 31, 2007. As shown in Table VII below, $5.3 million of the increase in nonperforming loans was in the restructured loan category. The restructured loan balance of December 31, 2008 was still accruing interest with terms that were modified in a troubled debt restructuring for borrowers experiencing financial difficulties. As of December 31, 2008, the Company’s balance of restructured loans accruing interest was $6.6 million, involving one lending relationship in the Company’s real estate-construction portfolio. The increase in nonperforming assets from 2007 to 2008 was due to the general decline in the economy overall and the depressed real estate market. Management believes that the increase in nonperforming assets could have a negative effect on the Company’s condition if current economic conditions do not improve. The effect would be lower earnings caused by larger contributions to the loan loss provision arising from a larger impairment in the loan portfolio and a higher level of loan charge-offs.”

3.	We note that your management discussion and analysis does not contain any discussion of your holdings of subprime loans nor any discussion of “Alt-A” type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Response: The Company acknowledges the Commission’s comment and will enhance its management discussion and analysis to include a discussion of the Company’s subprime loans and “Alt-A” type mortgages in the future. In future filings, the Company proposes to provide disclosure substantially similar to the following: “The Company’s holdings of “Alt-A” type mortgage such as adjustable rate and nontraditional type loans are inconsequential, amounting to less than 1.0% of the Company’s loan portfolio as of June 30, 2009.”

Regarding subprime loans, the Company proposes to disclose in future filings that it does not have a formal program for subprime lending. The Company proposes to note, however, that it is required by law to comply with the requirements of the Community Reinvestment Act (the CRA), which imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income borrowers. In order to comply with the CRA and meet the credit needs of its local communities, the Company finds it necessary to make certain loans with subprime characteristics.

For purposes of this discussion, a “subprime loan” is defined as a loan to a borrower having a credit score of 660 or below. The majority of the Company’s subprime loans are to customers in the Company’s local market area.

The following table details, as of June 30, 2009, the Company’s loans with subprime characteristics that are secured by 1-4 family first mortgages, 1-4 family open end and 1-4 family junior lien loans for which the Company has recorded a credit score in its system. The Company proposes to include this type of table in its future filings.

Loans Secured by 1 - 4 Family First Liens,

1 - 4 Family Open-ended and 1 - 4 Family Junior Liens

	Amount	Percent
Subprime	$26,634,631	20.9%
Non subprime	100,931,108	79.1%

	$127,565,739	100.0%

Total loans	$632,420,551

Percentage of Real-Estate Secured Subprime Loans to Total Loans		4.21%

In addition to the subprime loans secured by real estate discussed above, as of June 30, 2009, the Company had an additional $6.6 million in subprime consumer loans that are either unsecured or secured by collateral other than real estate. Together with the subprime loans secured by real estate, the Company’s total subprime loans as of June 30, 2009 were $33.3 million, amounting to 5.3% of the Company’s total loans at June 30, 2009.

Additionally, the Company has no investments secured by “Alt-A” type mortgages or subprime loans.

Loan Portfolio, page 23

4.	We note the information concerning loans in Table V on page 23 is presented in categories which appear to differ from those used in other asset quality and loan loss tables on pages 25 and 26. Please revise your future filings to present the information under Industry Guide 3 using consistent categories in asset quality and loan loss tables. Refer to Instruction 3 of Item IV(A) of Industry Guide 3.

Response: The Company acknowledges the Commission’s comment and has revised the referenced tables to conform to each other and to be consistent with the categories identified in Industry Guide 3. Please see the revised tables for 2008 below. The Company proposes to use this revised format in future filings.

TABLE V

LOAN PORTFOLIO

As of December 31,	2008	2007	2006	2005	2004
	(in thousands)
Commercial	$73,091	$69,400	$65,776	$60,291	$53,183
Real estate-construction	60,604	56,007	81,227	36,517	44,228
Real estate-mortgage	460,235	415,492	367,808	325,677	263,096
Installment loans to individuals	40,789	51,912	63,670	66,903	67,130
Other	2,733	4,333	5,112	5,309	5,616

Total	$637,452	$597,144	$583,593	$494,697	$433,253

TABLE VIII

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2008	2007	2006	2005	2004
	(in thousands)
Balance at the beginning of period	$5,130	$4,784	$4,448	$4,303	$4,832

Charge-offs:
Commercial	190	87	223	76	468
Real estate-construction	—	—	—	—	4
Real estate-mortgage	401	71	69	108	327
Installment loans to individuals	649	501	558	584	702
Other	347	376	345	507	229

Total charge-offs	1,587	1,035	1,195	1,275	1,730

Recoveries:
Commercial	118	23	49	21	29
Real estate-mortgage	6	89	6	9	36
Installment loans to individuals	183	126	138	230	220
Other	156	143	138	110	66

Total recoveries	463	381	331	370	351

Net charge-offs	1,124	654	864	905	1,379

Additions charged to operations	2,400	1,000	1,200	1,050	850

Balance at end of period	$6,406	$5,130	$4,784	$4,448	$4,303

Selected loan loss statistics
Loans (net of unearned income):
End of period balance	$637,452	$597,144	$583,593	$494,697	$433,253
Average balance	$622,883	$587,645	$543,136	$450,053	$418,781

Net charge-offs to average total loans	0.18%	0.11%	0.16%	0.20%	0.32%
Provision for loan losses to average total loans	0.39%	0.17%	0.22%	0.23%	0.20%
Provision for loan losses to net charge-offs	213.52%	152.91%	138.89%	116.02%	61.64%
Allowance for loan losses to period end loans	1.00%	0.86%	0.82%	0.90%	0.99%
Earnings to loan loss coverage*	10.53	18.56	12.54	12.10	9.17
Allowance for loan losses to nonperforming loans	57.36%	252.96%	372.59%	357.84%	129.22%

*	Income before taxes plus provision for loan losses, divided by net charge-offs.

TABLE IX

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2008		2007		2006		2005		2004
	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans	Amount	Percent of loans to Total Loans
	(in thousands)
Commercial	$977	11.5%	$675	11.8%	$831	11.3%	$981	12.2%	$983	12.3%
Real estate-construction	31	9.5%	67	9.4%	55	13.9%	31	7.4%	18	10.2%
Real estate-mortgage	4,318	72.2%	3,116	69.4%	2,398	63.0%	2,224	65.8%	1,957	60.7%
Installment loans to individuals	590	6.4%	642	8.7%	663	10.9%	767	13.5%	1,014	15.5%
Other	490	0.4%	630	0.7%	837	0.9%	445	1.1%	224	1.3%
Unallocated	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	107	N/A

Total	$6,406	100.0%	$5,130	100.0%	$4,784	100.0%	$4,448	100.0%	$4,303	100.0%

Nonaccrual, Past Due and Troubled Debt Restructured Loans, page 24

5.	We note the continued deterioration in the credit quality of your loan portfolio since 2007, which has resulted in your ratio of non-performing loans to total gross loans increasing significantly from 0.34% at December 31, 2007 to 1.75% at December 31, 2008 and 2.07% at March 31, 2009. However, we note that your ratio of allowance for loan losses to total loans at the end of these periods increased marginally from 0.9% at December 31, 2007 to 1.0% at December 31, 2008 and 1.1% at March 31, 2009. Please tell us and revise your disclosure in future filings beginning with your next Form 10-Q to provide a comprehensive discussion to bridge the gap between the significant changes in your asset quality with the changes in each of the elements and components of the loan loss allowance.

Response: The Company acknowledges the Commission’s comments and will enhance its disclosure in future filings. The Company’s procedures for determining the amount and sufficiency of its allowance for loan losses are consistent with those used by the Company in prior periods including when levels of nonperforming loans were at comparable levels for the Company and the industry. Additionally, these procedures, amounts and sufficiency of the Company’s allowance for loan losses are subject to regular inspections and review by the appropriate bank regulatory agencies, including the periods ended December 31, 2008 and March 31, 2009.

Please include the following in the proposed disclosure:

•	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

Response: The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “The quality of the commercial portfolio decreased during 2008 because loans in this portfolio were assigned a higher risk rating. Due to the decrease in the quality of the commercial portfolio, management increased the allocation of the allowance for loan losses to the commercial portfolio from 13.2% in 2007 to 15.3% in 2008. In addition, the majority of the Company’s loan growth occurred in the real estate mortgage portfolio in 2008; therefore, management increased the allocation of the allowance for loan losses in the real estate – mortgage portfolio from 60.7% to 67.4%. As can be seen by Table IX, the real estate – construction, installment loans to individuals and the other portfolios all declined as a percentage of total loans; therefore, the allocation of the allowance for loan losses to those categories of loans also declined. The Company’s ratio of nonperforming loans to total gross loans increased from 0.34% at December 31, 2007 to 1.75% at December 31, 2008 and 2.07% at March 31, 2009. However, the Company’s ratio of allowance for loan losses to total loans at these periods increased from 0.86% at December 31, 2007 to 1.00% at December 31, 2008 and 1.11% at March 31, 2009 because the majority of the nonperforming loans were collateralized by real estate.”

•	How changes in estimation methods and assumptions affected the allowance;

Response: The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “Due to the decline in the overall economy in 2008, management increased its additional qualitative factor component of the allowance for loan losses related to the economy in each of the loan portfolios. In addition, management increased its additional qualitative factor component of the allowance related to bankruptcy exposure in the commercial and real estate portfolios. As a result of these changes and the overall increase in nonaccrual, past due and restructured loans, the Company added a $2.4 million provision to the allowance for loan losses in 2008.”

•	Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred;

Response: Please see the Company’s responses above.

•	How actual changes and expected trends in nonperforming loans affected the allowance;

Response: The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “The allowance is based on several components. In evaluating the adequacy of the allowance, the loan portfolio is divided into several pools of loans:

1.	Doubtful under Statement of Financial Accounting Standards No. 114,” Accounting by Creditors for Impairment of a Loan” (SFAS 114)

2.	Substandard under SFAS 114

3.	Pool–substandard

4.	Pool–other assets especially mentioned (rated just above substandard)

5.	Pool–pass loans (all other rated loans)

Historical loss rates, adjusted for the current environment, are applied to the above five pools of loans, except for doubtful and substandard loans under SFAS 114. Historical loss is one of the components of the allowance. In addition, certain loans are analyzed for impairment under SFAS 114 and are allocated based on this analysis. Increases in nonperforming loans affect this portion of the adequacy review. Also, management increases its additional qualitative factor component of the allowance for loan losses due to economic factors affecting the loan portfolio.

The Company’s nonperforming loans fall in the doubtful pool under SFAS 114, the substandard pool under SFAS 114 or the pool-substandard pool of loans. If the nonperforming loan is fully collateralized, then no allocation to the allowance is necessary. Otherwise, increases in nonperforming loans are reflected as an increase in the allowance for loan losses as seen by the increase in the allowance during 2008. In addition, based on the expectation that nonperforming loans will likely increase in the future, management increased its additional qualitative factor component of the allowance for loan losses during 2008.”

•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both;

Response: The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “The majority of the increase in nonperforming loans was related to a few large credit relationships. In Table VII, $8.4 million or 75.0% of the $11.2 million of nonperforming loans related to four credit relationships, of $6.6 million, $895 thousand, $504 thousand and $381 thousand, respectively.”

•	Discuss in detail the extent to which your non-performing loans are collateralized;

Response: The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “The majority of the Company’s nonperforming loans are collateralized with real estate. When reviewing loans for impairment or when the Company takes loan collateral due to loan default, it obtains current appraisals. In the current real estate market, appraisers are having difficulty finding comparable sales, which is causing some appraisals to be very low and in some cases the properties cannot be completed for the amount at which they are being appraised. As a result, the Company is being conservative in its valuation of collateral which results in higher than normal charged off loans and higher than normal increases to its allowance for loan losses.”

•	Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Response: See Table VII for a breakdown of delinquency information. The Company proposes to include substantially similar disclosure in future filings and proposes to expand its disclosure to provide disclosure substantially similar to the following: “$3.5 million of the Company’s nonperforming loans consist of loans 90 days past due but still accruing interest, with $3.1 million of such loans secured by real estate. The majority of loans 90 days past due but still accruing interest are classified as substandard. As noted above, substandard loans are a component of the allowance for loan losses. When a loan changes from “90 days past due but still accruing” to “nonaccrual” status, the loan is reviewed for impairment. If the loan is considered impaired, then the value of the collateral that is below the principal amount outstanding on the loan is charged off. If the Company is waiting on an appraisal to determine the collateral’s value, management allocates funds to cover the deficiency to the allowance for loan losses based on information available to management at the time.”

6.	We note your non-performing assets table and potential problem loans disclosure on page 24. Given the significant increase in your non-performing assets and the current credit environment, please revise future filings to separately present and quantify the nonaccrual loans, loans past due 90 days or more and accruing interest, and any troubled debt restructured, by loan classification or type.

Response: The Company acknowledges the Commission’s comment. Please see the revised Table VII below reflecting the detail of the nonperforming loans for 2005 through 2008. Information for 2004 was not updated since it will not appear in the 2009 10-K. In future Form 10-K filings, the Company proposes to use this revised format and will provide similar disclosure in future Form 10-Q filings.

TABLE VII

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

As of December 31,	2008	2007	2006	2005	2004
	(in thousands)
Nonaccrual loans
Commercial	$219	$62	$69	$205
Real estate-construction	370	—	—	—
Real estate-mortgage	337	22	389	103
Installment loans to individuals	119	—	—	—

Total Nonaccrual loans	$1,045	$84	$458	$308	$402

Loans past due 90 days or more and accruing interest
Commercial	66	15	86	81
Real estate-construction	375	—	—
Real estate-mortgage	2,744	297	253	247
Installment loans to individuals	335	308	486	537
Other	9	3	1	70

Total loans past due 90 days or more and accruing	$3,529	$623	$826	$935	$1,122

Restructured loans (accrual)
Real estate-construction	6,594	—	—	—
Real estate-mortgage	—	1,321	—	—

Total restructured loans (accrual)	$6,594	$1,321	$0	$0	$1,806

Interest income that would have been recorded under original loan terms	$244	$79	$38	$66	$42

Interest income recorded for the period	$185	$105	$24	$35	$35

Nonaccrual, Past Due and Troubled Debt Restructured Loans, page 24

7.	In future reports that include tables such as Table VII on page 24 or Table VIII on page 25, please consider including in the table the ratio of allowance for loan losses to nonperforming loans.

Response: The Company acknowledges the Commission’s comment. As shown in revised Table VIII included in response to comment 4 above, the Company has added this information to the bottom of the table. In future filings that contain Table VII or Table VIII, the Company will use this revised format.

Item 8. Financial Statements and Supplementary Data

Note 1 – Significant Accounting Policies, page 38

8.	We noted your disclosure on page 22 with respect to your investments in Federal Home Loan Bank (FHLB) – Atlanta and Federal Reserve Bank (FRB) stock as restricted securities. Please revise your future filings, beginning with your next Form 10-Q, to more clearly discuss your accounting for these securities, including your impairment and results of your impairment analysis. Given the fact that FHLB – Atlanta has not paid dividends since the third quarter in 2008 and had a net loss in the quarter ended March 31, 2009, please include in the disclosure and provide us a copy of how you considered the positive and negative factors in your impairment analysis. Refer to the guidance of paragraphs 12.21 to 12.26 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Response: The Company acknowledges the Commission’s comment and will revise its future filings to more clearly discuss its accounting for restricted securities. The Company filed the 2008 10-K on March 12, 2009. The Federal Home Loan Bank of Atlanta announced on March 25, 2009 that it would not be paying a fourth quarter dividend. Therefore, the Company was not aware that a fourth quarter dividend would not be paid until after it filed its 2008 10-K. In addition, the Company filed its quarterly report on Form 10-Q for the quarter ended March 31, 2009 on May 8, 2009. The Federal Home Loan Bank of Atlanta did not file its quarterly report on Form 10-Q for its quarter ended March 31, 2009 until May 15, 2009. Therefore, the Company was not aware of the Federal Home Loan Bank of Atlanta’s net loss in the first quarter until after its own first quarter 2009 Form 10-Q was filed.

The Company proposes to expand its disclosure in future filings to provide disclosure substantially similar to the following: “Federal Home Loan Bank of Atlanta (FHLB) and Federal Reserve Bank (FRB) stock are classified as restricted investment securities because their ownership is restricted and they lack a market. Therefore, this stock is carried at cost and evaluated for impairment. Restricted stock is viewed as a long-term investment. When evaluating this stock for impairment, its value is determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company evaluated the positive and negative factors of FHLB stock for impairment and determined the stock not to be impaired at June 30, 2009. Information from the FHLB’s annual report on Form 10-K for the fiscal year ended December 31, 2008, its quarterly report on Form 10-Q for the quarter ended March 31, 2009, earnings announcements and letters from the President and Chief Executive Officer of the FHLB were used as part of the Company’s impairment analysis. The following are the results of the impairment analysis:

•

During the first quarter of 2009, the FHLB experienced a 9.17% decrease in total assets from December 31, 2008. This decrease was primarily due to a decrease in advances during the quarter. The total capital of the FHLB decreased $2.9 billion or 32.4% during the first quarter of 2009. This decrease was due primarily to a decrease in the bank’s capital stock due to the reclassification of $1.8 billion in capital stock held by Countrywide Bank, FSB and total other-than-temporary impairment losses on the FHLB’s private-label mortgage-backed securities. The first quarter of 2009 is the first quarter this decline in net assets and capital stock has occurred. On February 27, 2009, the FHLB announced changes in its Subclass B1 membership stock requirements and changes in the process for evaluating and approving excess activity-based stock repurchases. The FHLB notes that it believes these changes will facilitate capital management. The Company will monitor the FHLB’s financial statements looking for changes in net assets as compared to capital stock changes.

•

In a letter from the President and Chief Executive Officer of the FHLB dated June 3, 2009, the President said, “Given the extremely challenging market conditions, we believe that the Bank performed well for the quarter on an operating basis, and it earned net interest income of $35.7 million. However, as a result of charges associated with the other-than-temporary impairment (OTTI) of certain of our mortgage-backed securities, the Bank reported a net loss for the quarter.”

•

As of March 31, 2009, the FHLB was in compliance with all of its regulatory capital requirements. Total regulatory capital to assets ratio was 4.59%, exceeding the 4.00% requirement and risk-based capital was $8.7 billion, exceeding the $5.9 billion requirement.

•	Due to the fact that restricted stock is considered a long-term investment, the Company has the ability and the intent to hold this stock.

As a result of the above analysis, the Company determined the FHLB stock was not impaired as of June 30, 2009.”

Definitive Proxy Statement on Schedule 14A

Bonuses, page 15

9.	We note your disclosure that the bank did not meet its predetermined goal under the bonus incentive plan in 2008, but you do not specify what those predetermined goals were other than, “deposit, loan and income growth during the year.” Please disclose to the staff the performance parameters utilized in determining whether each named executive officer met the requirements of your bonus incentive plan. Please include such disclosure in future filings. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: The Company filed a current report on Form 8-K on February 13, 2008 disclosing the approved 2008 target bonuses and performance goals for the Company’s named executive officers. The 2008 performance targets as disclosed in the Form 8-K were based on achieving the budget goals for the following performance measures:

•	The Bank’s average asset growth (weighting 10%)

•	The Bank’s average loan growth (weighting 10%)

•	The Bank’s average deposit and repurchase (repo) growth (weighting 10%)

•	The Trust Company’s revenue growth (weighting 10%)

•	The Company’s earnings growth (weighting 40%), plus

•	Nonfinancial goals (weighting 20%).

The budget goal and the actual outcome for each of these performance measures for 2008 were:

	Budget	Actual
The Bank’s average asset growth	2.90%	1.02%
The Bank’s average loan growth	6.81%	5.95%
The Bank’s average deposit and repo growth	5.99%	3.41%
The Trust Company’s revenue growth	6.49%	-1.22%
The Company’s earnings growth	9.55%	-14.79%
Nonfinancial goals	80%	85%

Because the Company did not meet its goal under the bonus incentive plan in 2008, the bonus awards equaled between 6% and 8% of the executives’ annualized salaries rather than the target bonus awards of 12% of annualized salaries.

The Company proposes to include this type of disclosure when discussing its bonus incentive plan in future filings.

As your letter requested, in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate this review process to assist us in our compliance with the applicable disclosure requirements and enhance the overall disclosure in our filings.

If you have any questions regarding our responses, please feel free to contact us at (757) 728-1251.

Sincerely,

/s/ Robert F. Shuford
Robert F. Shuford
Chairman, President & Chief Executive Officer

/s/ Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer